FOR IMMEDIATE RELEASE
CONTACT:                   Robert K. Chapman
                                                          734.214.3801
                                                          rchapman@ubat.com

March 1, 2013

UNITED BANK & TRUST ANNOUNCES CLARK AS PRESIDENT

ANN ARBOR, MI – United Bank & Trust is pleased to announce the promotion of Todd C. Clark to President.   His appointment is part of a larger succession plan to ensure a smooth transition of leadership as the Board of Directors is planning for the retirement of Chief Executive Officer, Robert K. Chapman.  Chapman states, "We are very excited that Todd is assuming the role of President for United Bank & Trust and will be responsible for the day-to-day activities of the organization.   His previous experience as Chief Banking Officer and as Community President for our Washtenaw market will help United continue to create Solutions Together for all of our stakeholders."  Joe Williams will continue to serve as Community President for the Lenawee and Monroe markets, and Ray Webb will serve as Community President for the Washtenaw and Livingston markets.

Todd Clark has over 21 years of experience in the financial services industry and joined United Bank & Trust in 2000.  "I am looking forward to continuing to serve the great clients and co-workers of United," said Clark, "and truly appreciate the opportunity we have every day to bring solutions to all our clients' financial needs." Clark earned a bachelor of business administration degree from the University of Michigan.

About United Bank & Trust
United Bank & Trust is a community-based financial services company located in Washtenaw, Lenawee, Livingston and Monroe Counties in Michigan. The bank provides financial solutions to our clients based on their unique circumstances and needs, through a line of business delivery systems that includes banking, mortgage, structured finance and wealth management. For more information, visit the bank's website at www.ubat.com.
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